Harvest Energy Trust - News Release
(HTE.UN TSX; HTE - NYSE)

HARVEST CONFIRMS NOVEMBER 15, 2007 DISTRIBUTION
OF C$0.38 PER TRUST UNIT

Calgary, October 4, 2007 (TSX: HTE.UN; NYSE: HTE) Harvest Energy Trust ( Harvest ) today announces that a cash distribution of Cdn$0.38 per trust unit will be paid on November 15, 2007 to unitholders of record on October 22, 2007. Harvest trust units are expected to commence trading on an ex-distribution basis on October 18th, 2007.

The Cdn$0.38 per unit is equivalent to approximately U.S.$0.38 per unit if converted using a Canadian/U.S. dollar exchange ratio of 1.003. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

On a go forward basis, Harvest intends to continue declaring distributions on a quarterly cycle commencing with the release of our third quarter 2007 financial and operating results in November. It is expected that by this time, there will be better clarity on our economics, such as a more complete assessment of quarterly results, annual budget expectations and currently, the impact of the royalty review by the Province of Alberta.

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with current production from our oil and gas business weighted approximately 73% to crude oil and liquids and 27% to natural gas, and complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:

John Zahary President & CEO	Robert Fotheringham Chief Financial Officer
Cindy Gray Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca